# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: eXp World Holdings, Inc., CIK 0001495932
CUSIP: 30212W100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001683168-17-003249
Filed by CIK 0001570838
Persons authorized to receive notices and communications: James Bramble, 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226, 360-685-4206

## Reporting persons
- Glenn D. Sanford (CIK 0001570838): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 41,923,192; shared voting power 236,053; sole dispositive power 41,923,192; shared dispositive power 236,053; aggregate amount beneficially owned 42,159,245 (27.35% of the class)
  Comment: (Row 7 and 9) Includes: (i) 40,103,400 shares of common stock, and (ii) stock options exercisable for an aggregate of 1,819,792 shares of common stock.
  
  (Row 8 and 10) Shares held by other members of Glenn D. Sanford's household.
  
  (Row 13) Based on 154,133,385 shares of common stock issued and outstanding as of December 31, 2024.
- Penny Sanford (CIK 0001588428): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,848,293; sole dispositive power 0; shared dispositive power 26,848,293; aggregate amount beneficially owned 26,848,293 (17.42% of the class)
  Comment: (Row 8, 10, and 11) Based on 26,848,293 shares of common stock subject to the Penny L Sanford TTEE Gratitude 2022 Trust dated as of August 26, 2022.
  
  (Row 13) Based on 154,133,385 shares of common stock issued and outstanding as of December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: eXp World Holdings, Inc.
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Comment: This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2017 as amended by that certain Amendment No. 1 to Schedule 13D filed on March 8, 2021 ("Amendment No. 1"), as further amended by that certain Amendment No. 2 to Schedule 13D filed on April 23, 2021, as further amended by that certain Amendment No. 3 to Schedule 13D filed on August 24, 2021, as further amended by that certain Amendment No. 4 to Schedule 13D filed on January 25, 2022, as further amended by that certain Amendment No. 5 to Schedule 13D filed on May 9, 2022, as further amended by that certain Amendment No. 6 to Schedule 13D filed on November 2, 2022, as further amended by that certain Amendment No. 7 to Schedule 13D filed on July 31, 2023, as further amended by that certain Amendment No. 8 to Schedule 13D filed on January 12, 2024 (as amended, the "Schedule 13D"). This Amendment No. 9 is being filed to reflect subsequent dispositions of shares of Common Stock by Mr. Sanford and Ms. Sanford and their reported households, including dispositions pursuant to their respective 10b5-1 Sale Plans. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 9. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This schedule is being filed by each of Glenn D. Sanford and Penny Sanford (each, a "Reporting Person" and, collectively, the "Reporting Persons").
Residence or business address: The business address for Mr. Sanford is 2219 Rimland Drive, Suite 301, Bellingham, WA 98226. The principal address for Ms. Sanford is 336 36th Street #734, Bellingham, WA 98225.
Present principal occupation or employment: Mr. Sanford is the Chief Executive Officer of the Issuer and Chairman of the Board of the Issuer. Ms. Sanford is a retired physical therapist.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Each of the Reporting Persons is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons each acquired the shares of Common Stock of the Issuer for investment purposes. Except as set forth below, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Mr. Sanford is eligible to receive awards under the Issuer's equity incentive plan as an officer of the Issuer. Mr. Sanford has entered into Rule 10b5-1 trading plans pursuant to which he may dispose of shares of Common Stock of the Issuer from time to time. Ms. Sanford has entered into Rule 10b5-1 trading plans pursuant to which she may dispose of shares of Common Stock of the Issuer from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of December 31, 2024, the Reporting Persons as a group are the beneficial owners of 69,007,538 shares of Common Stock. Such shares of Common Stock represent beneficial ownership of 44.77% of the outstanding shares of Common Stock.

By virtue of the relationship described in Amendment No. 1, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

## Signatures
- Glenn D. Sanford: /s/ Glenn Sanford, Glenn Sanford (02/19/2025)
- Penny Sanford: /s/ Penny Sanford, Penny Sanford (02/19/2025)